Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2018

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)
	September 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	$348,887	$328,761
Accounts receivable, net	129,477	132,671
Inventories	118,075	115,717
Net investment in sales-type leases	3,489	7,208
Prepaid expenses	5,932	7,696
Other current assets	41,870	22,858
Total current assets	647,730	614,911
Non-current assets
Net investment in sales-type leases - long-term	2,038	4,439
Property, plant and equipment, net	191,437	199,951
Goodwill	386,728	387,108
Other intangible assets, net	117,448	142,122
Other non-current assets	20,428	31,219
Total non-current assets	718,079	764,839
Total assets	$1,365,809	$1,379,750

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$38,944	$39,849
Current portion of long-term debt	5,143	5,143
Accrued expenses and other current liabilities	34,257	30,041
Accrued compensation and related benefits	32,382	35,356
Deferred revenues	53,102	52,908
Total current liabilities	163,828	163,297
Non-current liabilities
Long-term debt	23,286	27,143
Deferred tax liabilities	1,836	7,069
Deferred revenues - long-term	16,009	15,200
Other non-current liabilities	30,459	32,899
Total non-current liabilities	71,590	82,311
Total liabilities	$235,418	$245,608
Contingencies (see note 12)
Redeemable non-controlling interests	931	1,635
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 53,810 thousands shares and 53,631 thousands shares issued and outstanding at September 30, 2018 and December 31, 2017, respectively	146	145
Additional paid-in capital	2,675,762	2,663,274
Accumulated other comprehensive loss	(8,815)	(7,023)
Accumulated deficit	(1,537,633)	(1,523,906)
Equity attributable to Stratasys Ltd.	1,129,460	1,132,490
Non-controlling interests	-	17
Total equity	1,129,460	1,132,507
Total liabilities and equity	$1,365,809	$1,379,750

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
	Three Months Ended September 30,		Nine Months Ended September 30,
in thousands, except per share data	2018	2017	2018	2017
Net sales
Products	$109,647	$108,401	$331,967	$344,509
Services	52,402	47,466	154,151	144,510
	162,049	155,867	486,118	489,019
Cost of sales
Products	48,640	49,840	147,120	159,043
Services	34,481	30,788	100,773	94,465
	83,121	80,628	247,893	253,508
Gross profit	78,928	75,239	238,225	235,511

Operating expenses
Research and development, net	25,786	21,767	74,585	69,652
Selling, general and administrative	49,792	60,345	168,684	190,406
	75,578	82,112	243,269	260,058

Operating income (loss)	3,350	(6,873)	(5,044)	(24,547)

Financial income (expense), net	(39)	(305)	(114)	380

Income (loss) before income taxes	3,311	(7,178)	(5,158)	(24,167)

Income tax expenses	304	2,571	1,110	5,205

Share in losses of associated companies	(3,752)	(489)	(11,185)	(1,006)

Net loss	$(745)	$(10,238)	$(17,453)	$(30,378)

Net loss attributable to non-controlling interests	(66)	(81)	(182)	(377)

Net loss attributable to Stratasys Ltd.	$(679)	$(10,157)	$(17,271)	$(30,001)

Net loss per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(0.01)	$(0.19)	$(0.34)	$(0.57)

Weighted average ordinary shares outstanding - basic and diluted	53,769	53,012	53,716	52,827

Comprehensive loss
Net loss	(745)	(10,238)	(17,453)	(30,378)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(234)	1,953	(1,445)	5,103
Unrealized gains (losses) on derivatives designated as cash flow hedges	522	(86)	(347)	100
Other comprehensive income, net of tax	288	1,867	(1,792)	5,203
Comprehensive loss	(457)	(8,371)	(19,245)	(25,175)
Less: comprehensive loss attributable to non-controlling interests	(66)	(81)	(182)	(377)
Comprehensive loss attributable to Stratasys Ltd.	$(391)	$(8,290)	$(19,063)	$(24,798)

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
	Nine Months Ended September 30,
in thousands	2018	2017
Cash flows from operating activities
Net loss	$(17,453)	$(30,378)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	45,902	49,791
Stock-based compensation	11,706	14,133
Foreign currency transaction loss (gain)	3,450	(8,678)
Deferred income taxes	(3,733)	(3,086)
Share in losses of associated companies	11,185	855
Non-cash gain from divestitures	(7,932)	-
Other non-cash items, net	2,577	2,802

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	1,681	3,218
Inventories	(7,723)	(5,984)
Net investment in sales-type leases	6,120	9,500
Other current assets and prepaid expenses	(2,980)	(1,048)
Other non-current assets	(1,075)	540
Accounts payable	(289)	3,472
Other current liabilities	3,330	(2,678)
Deferred revenues	2,504	1,706
Other non-current liabilities	(2,222)	6,706
Net cash provided by operating activities	45,048	40,871

Cash flows from investing activities
Purchase of property and equipment	(18,908)	(15,879)
Investment in unconsolidated entities	(13,015)	(2,548)
Net proceeds from divestitures	8,998	-
Purchase of intangible assets	(1,114)	(1,227)
Proceeds from sale of plant and property	4,105	-
Other investing activities	(229)	(113)
Net cash used in investing activities	(20,163)	(19,767)

Cash flows from financing activities
Repayment of current portion of long-term debt	(3,857)	(2,786)
Payments of obligations in connection with acquisitions	-	(1,476)
Acquisition of redeemable non-controlling interests	(1,500)	-
Proceeds from exercise of stock options	2,379	2,632
Net cash used in financing activities	(2,978)	(1,630)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,801)	3,011

Net change in cash, cash equivalents and restricted cash	20,106	22,485
Cash, cash equivalents and restricted cash, beginning of period	329,359	280,623

Cash, cash equivalents and restricted cash, end of period	$349,465	$303,108

Supplemental disclosures of cash flow information:
Transfer of fixed assets to inventory	380	1,326
Transfer of inventory to fixed assets	1,859	4,248

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business Description and Basis of Presentation

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a global provider of applied additive technology solutions for a broad range of industries. The Company focuses on customers’ business requirements and seeks to create new value for its customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Company operates a 3D printing ecosystem of solutions and expertise, comprised of: 3D printers ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”) based on precise fused deposition modeling (“FDM”) and PolyJet technologies; advanced materials for the use with its 3D printers; software with voxel level control; application-based services; on-demand parts; and key partnerships.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for the three and nine months ended September 30, 2018 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s Annual Report on Form 20-F for such year on February 28, 2018.

Note 2. New Accounting Pronouncements

Accounting Pronouncements Adopted in the Current Period

In February 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) which applies to the derecognition of nonfinancial assets and in substance nonfinancial assets to noncustomers, including partial sales, unless other specific guidance applies. The new ASU does not apply to the derecognition of businesses or financial assets, or to contracts with customers. According to the new ASU, when an entity transfers its controlling interest in a nonfinancial asset, but retains a non-controlling ownership interest in the respective nonfinancial asset, the entity will measure the retained interest at fair value. This will result in gain or loss recognition upon the sale of a controlling interest in a nonfinancial asset. As a result of these changes, the same accounting treatment will be applied to a transfer of a nonfinancial asset in exchange for the non-controlling ownership interest in another entity or other consideration. Previous guidance generally prohibited gain recognition on the retained interest. The Company adopted this guidance on January 1, 2018, which did not impact its consolidated financial position or net income for the current period.

In November 2016, the FASB issued an ASU which requires entities to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this guidance in the first quarter of 2018 utilizing the retrospective transition method. The adoption of this ASU did not have a material impact on its consolidated financial statements.

In October 2016, the FASB issued an ASU which eliminates the exception for an intra-entity transfer of an asset other than inventory. This ASU requires that the income tax consequences of an intra-entity asset transfer other than inventory are recognized at the time of the transfer, rather than when the transferred asset is sold to a third party or otherwise recovered through use. The Company adopted this guidance on January 1, 2018, utilizing the modified retrospective method, resulting in an increase of $2.1 million in retained earnings with a corresponding effect on deferred taxes balances for the cumulative-effect adjustments as of the date of adoption.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In January 2016, the FASB issued an ASU which effects changes to the current measurement model that primarily affect all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting), financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. Under the new ASU, equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) with readily determinable fair values will generally be measured at fair value through earnings. Equity investments that do not have readily determinable fair values may be measured at fair value or at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or a similar investment of the same issuer. The Company adopted this guidance on January 1, 2018, which has not impacted its consolidated financial position or results of operations for the current period.

In May 2014, the FASB issued a new comprehensive revenue recognition guidance on revenue from contracts with customers, as well as certain related amendments (hereinafter the “Standard”), which superseded the previous revenue recognition guidance. The Standard provides a unified model to determine when and how revenue is recognized. The core principle of the Standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the Standard requires the deferral and amortization of incremental costs incurred to obtain a contract. The primary contract acquisition costs for the Company are sales commissions. Under previous GAAP, the Company expensed sales commissions as incurred while under the Standard certain of such costs are classified as an asset (which is presented under other non-current assets in the Company's consolidated balance sheets) and amortized over a period that approximates the timing of revenue recognition on the underlying contracts. The Standard also allows entities to apply certain practical expedients at their discretion. Accordingly, the Company elected the practical expedient to analyze the contract acquisition cost only on uncompleted contracts. The Company adopted the Standard using the modified retrospective approach on January 1, 2018, resulting in an increase of $1.4 million in retained earnings with a corresponding effect on other non-current assets for the cumulative-effect adjustments recorded due to the deferral and amortization of incremental costs incurred to obtain a contract as of the date of adoption. Refer also to Note 6 for further details.

Recently Issued Accounting Pronouncements Not Yet Adopted

In August 2017, the FASB issued a new ASU which expands the activities that may be eligible to qualify for hedge accounting, simplifies the rules for reporting hedging transactions and better portrays the economic results of risk management activities in the financial statements. It also amends certain presentation and disclosure requirements and eases certain hedge effectiveness assessment requirements. The new guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

In February 2016, the FASB issued a new ASU which supersedes the current lease accounting guidance. Under the new guidance, lessees will be required to recognize a right-of-use asset and a lease liability for all leases, other than leases that meet the definition of a short-term lease. The liability and the right-of-use asset arising from the lease will be measured as the present value of the lease payments. In addition, this guidance requires disclosure of key information about leasing arrangements to increase transparency and comparability among organizations. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition approach, with certain practical expedients. While the Company is currently evaluating the impact of the adoption of the new lease accounting guidance on its consolidated financial statements, the Company expects that the adoption of the new guidance may materially affect the amounts of total assets and total liabilities reported in its consolidated financial statements upon adoption.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3. Business Activities

During 2018, the Company, jointly with certain employees and one of the Company's board members formed an entity for one of its research and development projects (“Evolve”), which received subsequent investments from certain additional strategic investors. Evolve is considered a variable interest entity. The Company does not consolidate the results of operations of Evolve, commencing March 2018, as the Company no longer holds the power to direct the activities that most significantly affect the economic performance of Evolve. Following this transaction, the Company transferred cash, long-lived assets and the related IP into Evolve and retained a minority equity interest in Evolve. As a result of this transaction, the Company recorded $1.6 million of non-cash charges under its operating expenses and $5.0 million under share in losses of associated companies due to the write-off of its related in-process research and development project.

During the first quarter of 2018, as part of its continuous efforts to rationalize its operating model, the Company sold one of its facilities (which included land and building) in Eden Prairie, Minnesota for total consideration of approximately $3.7 million in cash. As a result, the Company recognized a gain of approximately $1.6 million included in selling, general and administrative expenses.

During the third quarter of 2018, the Company sold Solidscape, a wholly-owned subsidiary focused on SCP, ink-jetting technology to produce wax-like patterns for lost-wax casting. As a result of this divestiture, the Company recognized a gain of $7.0 million, net of transaction costs, under selling, general and administrative expenses, during the third quarter of 2018.

During the fourth quarter of 2018, the Company sold its minority interests in LPW Technology ("LPW") to a third party. This transaction had no effect on the Company's consolidated statements of operations and net income for the third quarter of 2018. The Company's investment in LPW is recorded under current assets on the Company's consolidated balance sheets as of September 30, 2018.

Note 4. Inventories

Inventories consisted of the following:

	September 30,	December 31,
	2018	2017
	U.S. $ in thousands
Finished goods	$59,406	$63,234
Work-in-process	2,928	2,271
Raw materials	55,741	50,212
	$118,075	$115,717

Note 5. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the nine-months ended September 30, 2018 were as follows:

U.S. $ in millions
Goodwill as of January 1, 2018	$387.1
Translation differences	(0.4)
Goodwill as of September 30, 2018	$386.7

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

During the fourth quarter of 2017, the Company performed a quantitative assessment for goodwill impairment for its Stratasys-Objet reporting unit.

Following its quantitative assessment, the Company concluded that the fair value of its Stratasys-Objet reporting unit exceeded its carrying amount by approximately 7%, with a carrying amount of $387 million of goodwill assigned to this reporting unit.

When evaluating the fair value of its Stratasys-Objet reporting unit the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs into the valuation method. Key assumptions used to determine the estimated fair value include: (a) expected cash flows for five years following the assessment date which were based on, among other factors, expected revenue growth, costs to produce, operating profit margins and estimated capital needs; (b) an estimated terminal value that utilized a terminal year growth rate of 3.1% that was determined based on the growth prospects of the reporting unit; and (c) a discount rate of 14.0% based on management’s best estimate of the after-tax weighted average cost of capital. If any of these were to vary materially from the Company's estimates, the Company could face impairment of goodwill allocated to this reporting unit in the future.

A hypothetical decrease in the growth rate of 1% or an increase of 1% to the discount rate would have reduced the fair value of the Stratasys-Objet reporting unit by approximately $48 million and $88 million, respectively.

Based on the Company’s assessment as of December 31, 2017, no goodwill was determined to be impaired.

During the third quarter of 2018 the Company reaffirmed that no significant events or circumstances occurred that contradict the assumptions and data used in the annual impairment test performed in the fourth quarter of 2017.

Determining the fair value of the Stratasys-Objet reporting unit requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. The Company will continue to monitor the fair value of its Stratasys-Objet reporting unit to determine whether events and changes in circumstances such as deterioration in the business climate or operating results, significant decline in the Company's share price, changes in management’s business strategy or downward adjustments to the Company's cash flows projections, warrant further interim impairment testing.

Other Intangible Assets

Other intangible assets consisted of the following:

	September 30, 2018			December 31, 2017
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$299,643	$(231,654)	$67,989	$304,601	$(220,420)	$84,181
Patents	10,317	(5,931)	4,386	19,708	(14,279)	5,429
Trademarks and trade names	27,253	(18,730)	8,523	27,248	(18,245)	9,003
Customer relationships	104,188	(68,122)	36,066	106,203	(63,435)	42,768
Capitalized software development costs	19,541	(19,057)	484	19,541	(18,800)	741
	$460,942	$(343,494)	$117,448	$477,301	$(335,179)	$142,122

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Amortization expense relating to intangible assets for the three-month periods ended September 30, 2018 and 2017 was approximately $8.0 million and $8.8 million, respectively. Amortization expense relating to intangible assets for the nine-month periods ended September 30, 2018 and 2017 was approximately $24.2 million and $26.1 million, respectively.

The decrease in the Company's other intangible assets carrying amount, net of impairment and the corresponding accumulated amortization resulted from Solidscape divestment, which is described in Note 2.

As of September 30, 2018, the estimated amortization expense relating to intangible assets currently subject to amortization for each of the following periods was as follows:

Remaining 3 months of 2018	$8,122
2019	31,995
2020	31,659
2021	31,099
2022	9,993
Thereafter	4,580
Total	117,448

Note 6. Revenue Recognition

Effective January 1, 2018, the Company adopted the new accounting standard related to the recognition of revenue in contracts with customers using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Accordingly, results for reporting periods beginning after January 1, 2018 are presented under the new accounting standard, while prior period amounts have not been adjusted and continue to be reported in accordance with the previous revenue recognition guidance. The impact to revenue and results of operations for the three-month and nine-month periods ended September 30, 2018 compared to the same periods in 2017 was not material.

The Company derives revenues from sales of additive manufacturing systems, consumables and services. The Company sells its products directly through its sales force and independent sales agents and indirectly through authorized resellers.

The Company determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer

●	Identification of the performance obligations in the contract

●	Determination of the transaction price

●	Allocation of the transaction price to the performance obligations in the contract

●	Recognition of revenue when, or as, the Company satisfies a performance obligation

Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods or providing services to the end customer or to the reseller. The amount of consideration is usually at fixed price at the contract inception. Taxes assessed by various government entities, such as sales, use and value-added taxes, collected at the time of sale are excluded from revenue. Shipping and handling costs billed to customers are included in revenue.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Revenue from products, which consist of systems and consumables, is recognized when the customer has obtained control of the goods, in most cases at a point in time based on the shipping terms. The Company recognizes revenue on sales to resellers when the reseller has economic substance apart from the Company and the reseller is considered the principal for the transaction with the end-user customer. Service revenue derives from service type warranty and from the Company’s direct manufacturing parts services. Revenue from service type warranty under a contract is recognized ratably on a straight-line basis over the time of the service, as control is transferred over time or as services are performed if not under contract. For direct manufacturing parts, control is transferred at a point in time, usually upon shipment of the parts.

For multiple performance obligations arrangements, such as selling a system with a service type warranty, the Company accounts for the individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (“SSP”) basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Company is able to establish SSP based on the observable prices of services sold separately in comparable circumstances to similar customers and for products based on the Company’s best estimates of the price at which the Company would have sold the product regularly on a stand-alone basis. The Company reassesses the SSP on a periodic basis or when facts and circumstances change.

In assessing collectability as part of the revenue recognition process, the Company considers a number of factors in the evaluation of the creditworthiness of the customer, including past due amounts, payment history and financial condition. In some cases where collectability is not assured, payment terms are set partially or entirely as prepayment or customers may be required to furnish letters of credit.

Contract Assets and Contract Liabilities

Contract assets are recorded when the Company's right to consideration is conditional on constraints other than the passage of time. The Company had no material contract assets as of September 30, 2018.

Contract liabilities include advance payments and billings in excess of revenue recognized. Contract liabilities are presented under deferred revenues.

The Company's deferred revenues as of September 30, 2018 and December 31, 2017 were as follows:

	September 30,	December 31,
	2018	2017
	U.S. $ in thousands
Deferred revenue*	69,111	68,108

* Includes $16.0 million and $15.2 million under long term deferred revenue in the Company's consolidated balance sheets as of September 30, 2018 and December 31, 2017, respectively.

The Company provides customers with an initial service type warranty, usually for a period of one to three years, and defers a portion of the revenue from the related printer at the time of the sale. The Company also offers customers an option to purchase an additional service type warranty via a contract ranging generally from one to three years. Deferred revenues are derived mainly from these service type warranty contracts.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Revenue recognized in the nine months ended September 30, 2018 that was included in deferred revenue balance as of January 1, 2018 was $44.2 million.

The Company expects to recognize revenue from deferred revenues in amounts of approximately $53.1 million in the next twelve months, $10.3 million in the following twelve-month period and $5.7 million thereafter.

Incremental Costs of Obtaining a Contract

Sales commissions earned mainly by the Company’s sales agents are considered incremental costs of obtaining a contract with a customer. The majority of the sales commissions are not subject to capitalization as the commission expense is recognized as the related revenue is recognized. Sales commissions for initial contracts related to the service type warranty are deferred and then amortized on a straight-line basis over the expected customer relationship period if the Company expects to recover those costs. The Company determined the period of benefit by taking into consideration customer contracts including renewals, the technology and other factors. Amortization expense is included in selling, general and administrative expenses in the consolidated statements of operations.

The Company recorded the cumulative effect of deferred commission as an adjustment to the opening balance of retained earnings in an amount of $1.4 million. As of September 30, 2018, the deferred commission amounted to $2.5 million.

Note 7. Loss Per Share

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	In thousands, except per share amounts		In thousands, except per share amounts
Numerator:
Net loss attributable to Stratasys Ltd.	$(679)	$(10,157)	$(17,271)	$(30,001)
Adjustment of redeemable non-controlling interest to redemption amount	-	-	(935)	-
Net loss attributable to Stratasys Ltd. for basic and diluted loss per share	(679)	(10,157)	(18,206)	(30,001)

Denominator:
Weighted average shares – denominator for basic and diluted net loss per share	53,769	53,012	53,716	52,827

Net loss per share attributable to Stratasys Ltd.
Basic	$(0.01)	$(0.19)	$(0.34)	$(0.57)
Diluted	$(0.01)	$(0.19)	$(0.34)	$(0.57)

The computation of diluted net loss per share excluded share awards of 4.2 million shares for the three and nine months ended each of September 30, 2018 and 2017, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

Note 8. Income Taxes

The Company had an effective tax rate of 9.2% for the three-month periods ended September 30, 2018 compared to a negative effective tax rate of 35.8% for the three-month periods ended September 30, 2017, and a negative effective tax rate of 21.5% for the nine-month periods ended September 30, 2018 and 2017. The Company’s effective tax rate as of September 30, 2018 was primarily impacted by the geographic mix of its earnings and losses.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs for which market data is not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability.

The fair value hierarchy is categorized into three Levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 2 inputs include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Financial instruments measured at fair value

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, on its consolidated balance sheets:

	September 30, 2018	December 31, 2017
	(U.S. $ in thousands)
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$701	$90
Foreign exchange forward contracts designated as hedging instruments	172	263

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(149)	(921)
Foreign exchange forward contracts designated as hedging instruments	(189)	-
	$535	$(568)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, current and non-current receivables, net investment in sales-type leases, bank loan, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 10. Derivative instruments and hedging activities

Since the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), Euro, Korean Won, Chinese Yuan and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures.

The following table summarizes the consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		September 30,	December 31,	September 30,	December 31,
	Balance sheet location	2018	2017	2018	2017
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not designated as hedging instruments	Other current assets	$701	$90	$55,410	$22,036
Assets derivatives -Foreign exchange contracts, designated as cash flow hedge	Other current assets	172	263	11,714	13,169
Liability derivatives -Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(149)	(921)	29,445	65,668
Liability derivatives -Foreign exchange contracts, designated as hedging instruments	Accrued expenses and other current liabilities	(189)	-	13,303	-
		$535	$(568)	$109,872	$100,873

As of September 30, 2018, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $84.9 million, and were used to reduce foreign currency exposures. With respect to such derivatives, gain of $0.6 million and loss of $1.4 million were recognized under financial income, net for the three-month periods ended September 30, 2018 and 2017, respectively, and gain of $1.5 million and loss of $4.1 million were recognized under financial income, net for the nine-month periods ended September 30, 2018 and 2017, respectively. Such gains or losses partially offset the foreign currencies revaluation changes of the balance sheet items. These foreign currencies revaluation changes are also recognized under financial income, net.

As of September 30, 2018, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of $25.0 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through September 2019.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 11. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity-classified stock options and restricted stock units ("RSUs") were allocated as follows for the three and nine month periods ended each of September 30, 2018 and 2017:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2018	2017	2018	2017
	U.S $ in thousands		U.S $ in thousands
Cost of sales	$351	$642	$1,180	$2,084
Research and development, net	928	905	2,608	2,843
Selling, general and administrative	2,734	3,351	7,918	9,206
Total stock-based compensation expenses	$4,013	$4,898	$11,706	$14,133

A summary of the Company’s stock option activity for the nine months ended September 30, 2018 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of January 1, 2018	3,330,953	$31.53
Granted	50,000	20.48
Exercised	(87,158)	19.41
Forfeited	(527,286)	38.29
Options outstanding as of September 30, 2018	2,766,509	$30.42
Options exercisable as of September 30, 2018	1,476,128	$38.30

The outstanding options generally have a term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuous service to the Company. The fair value of stock options is determined using the Black-Scholes model.

During the nine-month periods ended September 30, 2018 and 2017, the Company issued 87,158 shares and 196,003 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $1.7 million and $2.6 million for the nine-month periods ended September 30, 2018 and 2017, respectively.

As of September 30, 2018, the unrecognized compensation cost of $11.2 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 2.2 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs activity for the nine months ended September 30, 2018 is as follows:

		Weighted Average
	Number of RSUs	Grant Date Fair Value
Unvested RSUs outstanding as of January 1, 2018	302,163	$30.88
Granted	1,306,825	19.69
Forfeited	(70,831)	44.36
Vested	(91,911)	27.73
Unvested RSUs outstanding as of September 30, 2018	1,446,246	$20.07

The fair value of RSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of September 30, 2018, the unrecognized compensation cost of $22.5 million related to RSUs is expected to be recognized as expense over a weighted-average period of 2.9 years.

b. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the nine months ended September 30, 2018 and 2017, respectively:

	Nine months ended September 30, 2018
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2018	$330	$(7,353)	$(7,023)
Other comprehensive income (loss) before reclassifications	(733)	(1,540)	(2,273)
Amounts reclassified from accumulated other comprehensive loss	386	95	481
Other comprehensive loss	(347)	(1,445)	(1,792)
Balance as of September 30, 2018	$(17)	$(8,798)	$(8,815)

	Nine months ended September 30, 2017
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2017	$(24)	$(13,455)	$(13,479)
Other comprehensive income before reclassifications	994	5,103	6,097
Amounts reclassified from accumulated other comprehensive loss	(894)	-	(894)
Other comprehensive income	100	5,103	5,203
Balance as of September 30, 2017	$76	$(8,352)	$(8,276)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 12. Contingencies

Patent Law-Based Claim

On November 23, 2017, a former employee, whose employment had been terminated by the Company in 2008 and who had previously unsuccessfully filed a suit against the Company, brought an additional proceeding against the Company under Section 134 of the Israeli Patent Law seeking compensation and royalties for service inventions he invented while he served as an employee of the Company. In this new proceeding, the former employee claims to be entitled to receive royalties in an amount equal to: (a) 20% of the benefits, revenues and /or savings generated by the Company in the past and in the future, including the rise in the value of the Company, as determined in the merger with Stratasys Inc., which took place in December 2012; (b) 20% of the gross profit generated by the Company in the past and 9% of the gross profit produced and that will be produced by the Company; (c) 20% of the gross profit generated by the Company in the past and the relative share of the former Objet entity of the Company in the total gross profit produced and that will be produced by the Company; or (d) 20% of the value of the service inventions at issue. The former employee further sought an order of accounts. The Company rejects the claims that serve as a basis for the proceeding and intends to defend against them vigorously.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a significant adverse effect on the financial position or profitability of the Company.